Exhibit 99.71

NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

December 15, 2021

TO	British Columbia Securities Commission (as notice regulator)

AND TO	Alberta Securities Commission

WONDERFI TECHNOLOGIES INC. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

“Ben Samaroo”
Ben Samaroo
Chief Executive Officer